EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2008	2007
Income from continuing operations, before taxes	$23,454,399	$48,530,366
Fixed charges, as adjusted	50,445,778	36,647,504

	$73,900,177	$85,177,870

Fixed charges:
Interest expense including amortization of debt costs	$40,887,876	$27,662,915
Capitalized interest	689,230	1,449,225
Interest factor on rent ( 1/3 rent expense)	9,557,902	8,984,589

Total fixed charges	51,135,008	38,096,729
Less capitalized interest	(689,230)	(1,449,225)

Fixed charges, as adjusted	$50,445,778	$36,647,504

Ratio of earnings to fixed charges	1.4	2.2